

10029990

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 19988

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/2009___ AND ENDING ___12/31/2009___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harris Associates Securities L.P.

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

 2 N. LaSalle Street, Suite 500
                                              (No. and Street)

 Chicago   IL   60602-3790
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 Kristi L. Rowsell   (312)   621-0600
                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

 PricewaterhouseCoopers LLP
                    (Name – if individual, state last, first, middle name)

 One North Wacker Drive, 9th Floor, Chicago   IL   60606
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Kristi L. Rowsell_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Harris Associates Securities L.P._____, as of _____December 31_____, 20__09__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____No exceptions_____

_____

_____/s/ Kristi L. Rowsell_____
Signature

CFO and Treasurer of
Title
Harris Associates Inc.
General Partner

_____/s/ Sarah E. Grimm_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's report of internal controls

```
OFFICIAL SEAL
SARAH E. GRIMM
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2013
```

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Harris Associates Securities L.P.
Index
December 31, 2009



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Partners of
Harris Associates Securities L.P.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Harris Associates Securities L.P. ("HASLP") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of HASLP's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit of the statement of financial condition in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

HASLP is a majority owned subsidiary of Harris Associates, L.P. ("HALP") and, as disclosed in the footnotes to the financial statements, has extensive transactions and relationships with HALP. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

PricewaterhouseCoopers LLP

February 12, 2010

Harris Associates Securities L.P.
Statement of Financial Condition
December 31, 2009

Assets

Cash and cash equivalents	$	496,168
Investments		198,141
Other assets		43,086
Total assets	$	737,395

Liabilities and Partners' Capital

Liabilities

Payable to limited partner	$	58,083
Accounts payable and accrued expenses		27,401
Total liabilities		85,484
Partners' capital		651,911
Total liabilities and partners' capital	$	737,395

The accompanying notes are an integral part of these financial statements.

Harris Associates Securities L.P.
Notes to Financial Statements
December 31, 2009

1. **Nature of Operations and Summary of Significant Accounting Policies**

   Harris Associates Securities L.P. ("HASLP"), a Delaware limited partnership, is a registered broker-dealer and member of the Financial Industry Regulatory Authority ("FINRA"). The general (1%) and limited (99%) partners of HASLP are Harris Associates, Inc. ("HAI") and Harris Associates L.P. ("HALP"), respectively, which are both wholly owned subsidiaries of Natixis Global Asset Management L.P. The net income or loss of HASLP is allocated to the partners in proportion to their ownership interests.

   HASLP is a limited purpose broker-dealer whose sole business is acting as a distributor of The Oakmark Funds. The Oakmark Funds do not charge loads or 12b-1 fees to shareholders. HASLP does not earn any revenues or commissions through distribution of these mutual funds.

   The following is a summary of significant accounting policies followed in the preparation of HASLP's financial statements.

   Cash and Cash Equivalents
   All highly liquid investments with a maturity of three months or less at the date of purchase are considered to be cash equivalents.

   Income Taxes
   As a partnership, HASLP is not subject to federal income taxes.

   Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Security Valuation
   HASLP adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820 ("Topic 820"), Fair Value Measurements and Disclosures, effective October 1, 2008. Under Topic 820, various inputs are used in determining the value of each HASLP's investments. These inputs are prioritized into three broad levels as follows:

   Level 1 — quoted prices in active markets for identical securities

   Level 2 — other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, and others)

   Level 3 — significant unobservable inputs (including HASLP's own assumptions in determining the fair value of investments)

   Observable inputs are those based on market data obtained from independent sources, and unobservable inputs reflect HASLP's own assumptions based on the best information available. The input levels are not necessarily an indication of risk or liquidity associated with investing in those securities.

   As of December 31, 2009, HASLP owned money market funds worth $198,141. These were classified as Level 1 valuations due to their valuation at amortized cost. HASLP did not own any securities classified as Level 3.

Harris Associates Securities L.P.
Notes to Financial Statements
December 31, 2009

2. **Related Parties**

    HASLP has entered into an agreement with HALP whereby HALP provides substantially all administrative services, including personnel and occupancy, and charges HASLP a monthly administrative fee of the total amount incurred by HALP on behalf of HASLP for these expenses.

3. **Net Capital Requirements**

    HASLP is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change daily. At December 31, 2009, HASLP had net capital of $509,862 and a minimum net capital requirement of $5,699. The ratio of aggregate indebtedness to net capital was .17 to 1.

4. **Exemption from SEC Rule 15c3-3**

    HASLP claims exemption from the provisions of SEC Rule 15c3-3 because its transactions are limited to distribution of registered investment companies and it does not hold customer funds or securities.

5. **Commitment and Contingencies**

    In the normal course of business, HASLP enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. HASLP's maximum exposure is unknown, as any such exposure would result from future claims that may be, but have not yet been, made against HASLP, based on events which have not yet occurred. However, based on experience, management believes the risk of loss from these arrangements to be remote.

6. **Subsequent Events**

    HALP's management has performed a subsequent events review from January 1, 2010 through February 12, 2010, the date the financial statements were available to be issued. No subsequent events have been identified for disclosure in this period.

SUPPLEMENTAL SCHEDULES

Harris Associates Securities L.P.
Computation of Net Capital Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
December 31, 2009   Schedule I

Net capital

Partners' capital qualified for net capital		$ 651,911
Deductions and/or charges		
Broker's blanket bond excess deductible		95,000
Haircuts on investments		3,963
Non-allowable assets		43,086
Net capital		$ 509,862
Total aggregate indebtedness		$ 85,484

Computation of basic net capital requirements

Minimum net capital required (6 2/3% of aggregate indebtedness)	(A) $	5,699
Minimum dollar net capital requirement	(B) $	5,000
Net capital requirement (greater of (A) or (B))	$	5,699
Excess net capital (net capital, less net capital requirement)	$	504,163
Excess net capital at 1,000 percent (net capital less 10% of aggregate indebtedness)	$	501,314
Ratio: Aggregate indebtedness to net capital		.17 to 1

The above information is in agreement in all material respects with the unaudited
FOCUS Report, Part IIA, filed by HASLP on January 20, 2010.

Harris Associates Securities L.P.
Computation for Determination of Reserve Requirements
and Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3 Under the
Securities Exchange Act of 1934
December 31, 2009   **Schedule II**

HASLP's transactions are limited to distribution of registered investment companies and it does not hold customer funds or securities. Accordingly, HASLP claims exemption from SEC Rule 15c3-3 based on (k)(1)(a) of the Rule.

The above information is in agreement in all material respects with the unaudited
FOCUS Report, Part IIA, filed by HASLP on January 20, 2010.



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors on Internal Control Pursuant to SEC Rule 17a-5(g)(1)
To the Board of Directors and Partners of

Harris Associates Securities L.P.

In planning and performing our audit of the statement of financial condition of Harris Associates Securities L.P. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to

PRICEWATERHOUSECOOPERS 🏢

provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 12, 2010

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